Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: August 6, 2025

EVENTS.COM AND SUMMIT MERGE TO CREATE A POWERFUL PLATFORM THAT EXPANDS THE GLOBAL CREATIVE BUSINESS ECONOMY

Powering the future of global creatives under expanded leadership

LA JOLLA, Calif. – Aug. 6, 2025 – Events.com, a global innovator powering the experience economy through event discovery, management, sponsorship, and AI-driven insights, today announced its merger with Summit, an invitation-only membership community and events platform.

For the past 17 years, Summit has served as the pioneering platform to convene the world’s most exceptional creative and entrepreneurial leaders. Through intimate, invitation-only gatherings, Summit has convened forward-thinking makers, entrepreneurs, business leaders, athletes, and artists from around the globe.

Summit has fostered community and conversations among visionary creators, challenging conventional thinking and exploring new frontiers. Notable collaborators and speakers have included Richard Branson, Kendrick Lamar, Jeff Bezos, Quincy Jones, Jane Goodall, Malcolm Gladwell, Quentin Tarantino, and many more exceptional people. (See past speakers here.)

Renowned for its non-traditional and immersive programming, Summit has redefined the experiential event space. Now, within the Events.com ecosystem, Summit will gain expanded reach, resources, and impact to enable a broader range of offerings and global engagement.

“Our team at Events.com deeply honors what Summit has created over the past 17 years. We share a value system and know how Summit gatherings impact the community members' lives, their businesses and endeavors that the community members run and operate. Our Events.com team is dedicated to making the Summit global community even stronger,” said Mitch Thrower, Summit community member, CEO, chairman, and co-founder of Events.com.

The Summit team is already working on new offerings, excursions, partnerships and experiences. Membership programming will roll out over the coming months. Among the first flagship events is the highly anticipated return of Summit at Sea, in partnership with Richard Branson’s Virgin Voyages, scheduled for April 23-26, 2026.

The founding team and leadership will remain deeply involved to ensure Summit’s legacy thrives. This includes Summit’s founders, its global extended family, and key leaders such as Global Director and CEO Jody Levy, who has guided the organization through the past five years. The Events.com team has the utmost gratitude for the Summit co-founders Brett Leve, Jeff Rosenthal, Elliott Bisnow, Jeremy Schwartz and to Partner, Global Director, and CEO Jody Levy.

Levy shares a bit about the merger, “For the past months, we have been working with many great groups evaluating the best path for Summit’s next chapter. We have chosen to merge with Events.com, made up of a group of people and an ecosystem that is aligned with Summit’s values, shares our integrity, treats people with care, and is dedicated to the continuation and expansion of the Summit vision.”

Within the Events.com ecosystem, Summit will be led by CEO Chris Stakich, formerly Chief Experience Officer at YPO, and CEO and chairman of the board of global travel company Rustic Pathways, as well as Summit veterans Perry DeCoveny, Chief Experience Officer; Langely McNeal, Chief Community Officer; Hayden Geller, Summit Vice President; and James Turle, Chief Technology Officer. Global Director and former CEO Jody Levy and founders Brett Leve and Jeff Rosenthal will remain integrated as creative and strategic directors and will continue to support the special Summit experience design and programming.

“Seventeen years ago, we started Summit to unite a generation of entrepreneurs to support one another in building companies that could reshape our world for the better,” said Summit founder, Brett Leve. “What began as a gathering has grown into a global community that’s helped launch ideas, scale missions, support world-changing nonprofits, and shape culture. We’re incredibly proud of what we've created, and, with this new partnership with Events.com, we’re confident that Summit’s impact won’t just endure, it will expand. The values, connections, and spirit that have defined Summit will continue to inspire and empower future generations."

Events.com’s mission is to help people experience the most meaningful moments in their lives. Poised to be the tech platform for our collective future, Events.com is where we go to gather, how we find the things that feed us, and a toolset and a portfolio of experiences that we all get to be part of to expand our own businesses.

“The Summit community of business and community leaders have all created other communities, events, platforms, retreats, and gatherings, large and small, and have become the conduits to more and more global impact and change. They all have one thing in common: they lack tools to expand and manage their own networks and growth, they lack the time and resources to invest in technology that helps them stay in front, and stay top of mind to their clientele, sponsors, and patrons,” explained Levy.

“The Summit x Events.com partnership is a powerful new chapter for Summit that allows the original vision – to connect and inspire the thought leaders of our time – to expand in ways that we have always wanted,” shared Summit co-founder Jeff Rosenthal. “This partnership will enable Summit to continue to grow and flourish.”

Events.com founders and executives have been part of the Summit community for years. This includes Mitch Thrower, CEO and co-founder of Events.com; Stephen Partridge, president, co-founder and COO of Events.com; Doug Harrison, Events.com board member, repeat Summiteer (and “jam room” frequent performer); and Paolo Privitera, who sold his AI company to Events.com.

Welcome to the future…Summit and Events.com.

About Events.com

Events.com powers a two-sided marketplace and platform that helps passionate individuals create, promote, discover, and enjoy events. Events.com's platform helps event organizers seamlessly execute their events and allows event-goers to discover, interact, and transact with the events they love. Events.com offers a robust ecosystem that supports millions of event creators worldwide, catering to various interests for in-person, hybrid, and virtual events. From the prestigious All-In Summit, the world's leading podcast for business, technology, and investing, to the Rise Festival lantern in Mojave Desert outside of Las Vegas, the event calendar on NewYork.com, the transformative Archangel Summit, and movie experiences at the iconic Mayfair Theatre in Ottawa—Events.com technology is the driving force behind unforgettable moments worldwide.

Events.com is preparing for its potential public debut following its previously announced business combination with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company, which is expected to close in 2025, subject to the satisfaction or waiver of customary closing conditions. The combined public company (“PubCo”) is expected to be named “Events.com” and to list its common stock under the new ticker symbol “RSVP,” subject to the approval of its listing application.

For additional information, please visit events.com.

Video: The most meaningful moments in our lives, powered by Events.com

Art and Logos
You may download the logos from Events.com here.

Events.com Investor and Media Contact:
Gateway Group, Inc.
949.574.3860
events.com@gateway-grp.com

About Summit

Summit is an ecosystem that exists to connect and nourish the global makers. Our mission is to bring together entrepreneurs and changemakers to cross-pollinate and collaborate.

https://summit.co

https://www.instagram.com/summit/

You can see some examples of Summit programming on Summit’s YouTube channel.

Apply to join.

Important Information for Investors and Shareholders

In connection with the proposed business combination, CNDA intends to file with the Securities Exchange Commission (the “SEC”) , which will include a prospectus with respect to the combined company’s  securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of CNDA’s common stock in connection with CNDA’s solicitation of proxies for the vote by CNDA’s stockholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that the combined company (“PubCo”) or CNDA may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about Events.com, CNDA, and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA’s website at cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Officer, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA’s stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA’s directors and executive officers, please refer to CNDA’s annual report on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA’s stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.